Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: November 18, 2005
[THE FOLLOWING PRESENTATION IS TAKEN FROM COMPASS BANCSHARES, INC.’S, PRESENTATION TO SANDLER O’NEILL & PARTNERS, L.P. FINANCIAL SERVICES CONFERENCE IN NAPLES, FLORIDA ON THURSDAY, NOVEMBER 17, 2005]
Compass Bancshares [CBSS]
Compass Bancshares at Sandler O’Neill & Partners, L.P. East Coast Financial Services Conference
17 Nov 2005 14:55 (ET)

Kevin Fitzsimmons, Sandler O’Neill & Partners, L.P. — Analyst
Next up we have Compass Bancshares, which, while headquartered in Birmingham, Alabama, has transformed itself over the years into much more of a Texas and Southwest bank as these markets make up over 60% of the Company’s total deposits. Consistent expansion into faster growth markets have provided Compass with a stronger pace of growth in transaction accounts and loans compared to peers. While having relied less on acquisitions over the past four years, the Company returned to bank acquisitions with its pending deal for Fort Worth-based Texas Bank. With that, I would now like to welcome Compass’ CFO, Gary Hegel, who will provide his outlook on where Compass goes from here.

Gary Hegel, Compass Bancshares — CFO
Thank you, Kevin. Before I begin, I would like to introduce two of my colleagues, Jerry Powell over here is our Corporate General Counsel to and Ed Bilek up here with me heads up our investor relations effort. I would like to start with just a couple of high-level bullet points about who we are.
We ended the third quarter with just over $30 billion in total assets. Total loans were 21 billion. Deposits totaled 19 billion and we operate 385 banking offices in our six state footprint. Most importantly, Compass has achieved 17 consecutive years of record earnings and record earnings per common share. Finally, I would like to mention some recent recognition Compass received that we believe highlights both our earnings and our dividend track record.
First, in December last year, Compass was added to the S&P 500 index. Additionally, we were also added to the Dow Jones Select Dividend index and more recently Forbes named Compass to their Platinum 400 list as one of the best big companies in America. This marked the sixth consecutive year we have been named to this select group.
We’re also a member of the Mergents Dividend Achiever list for having ten years or more of consecutive dividend increases and finally the designation, cover your years, Kevin, we highly regard because of its focus on consistent earnings per share growth, the Keefe, Bruyette, Woods honor role, of which we are an eight time member.
As the slide is titled, we consider Compass to be a Southwest franchise even though our headquarters are in Birmingham, Alabama. We first expanded out-of-state in 1987 through the acquisition of a failed bank in Crosby, Texas just outside of Houston. Since that time, we’ve rounded out our footprint, as you see it here, through a combination of acquisitions and organic growth. We will talk more about our markets later, including our pending acquisition of Texas Bank but would like to point out that all the markets we have chosen to expand into have three common characteristics. Those characteristics are that they are large markets, they are concentrated markets and they are high-growth markets. The blank spots on this map are there because those markets do not have those characteristics.

At Compass there are a few things we’re especially proud of. They are our credit quality, our sales and service culture, and our consistency. This slide speaks to our consistency. As I mentioned, we have delivered 17 consecutive years of increased earnings per share for our shareholders. The result is our ten year annual compound growth rate in earnings per share is 11%. That is something we’re proud of. In the smaller graph on the right hand side of this page you can see that we have reason to expect that this will be our 18th consecutive year as earnings per share for the first nine months of this year are up 12% from a year ago.
What the consistency in earnings per share has allowed us to do through the years is to reward our shareholders. We have rewarded them with 24 consecutive years of increased dividends. And many of our shareholders are long-term shareholders of our stock and I can tell you they have appreciated our dividend growth long before the recent dividend tax cuts.
This slide is a summary income statement for the third quarter of this year compared to the second quarter of this year and the third quarter of last year. We continued to register positive operating leverage as total revenue for the current quarter was up $47 million or 13% from a year ago. Equally important, revenue growth was balanced as net interest income grew $23 million and non-interest income grew by a like $23 million.
At the same time, revenue growth outpaced non-interest expenses, which increased $20 billion or 10%. Finally, net income at $105 million represented a 12% increase over last year and fully diluted earnings per share were up 11%. Equally as important as our year-over-year growth is the momentum represented by the linked quarter comparison on this slide. Annualized linked quarter dollar margin increased 16% to 250 million. Non-interest income increased 11% to 171 million and as a result total revenue increased 14% to $421 million.
As shown on this slide, the mix of our earning asset growth continues to be focused on loans. Total loans registered healthy growth during the third quarter increasing $792 million or 16% from the second quarter. In fact, all of our 553 million of earning asset growth during the quarter was a result of our loan growth as investment securities declined $229 million from the second quarter. The resulting 8% increase in total earning assets is what we refer to as focused earning asset growth.
On the liability side of the balance sheet, non-interest bearing deposit growth continues to be solid, up 226 million or 15%. And low cost, low cost, non-interest-bearing — low cost, interest bearing transaction accounts showed nice growth increasing $364 million or 20%. As a result, if you look at the red line with the arrows you will see that our total transaction account growth of $590 million more than funded our $553 million of earning asset growth for the quarter.
Revenue for the year, 2004, was $1.5 billion, which represented 5% growth over the prior year. This brought our ten year annual revenue growth rate to 11% and our five year annual growth rate to 10%. During the first nine months of 2005, total revenue was up 9% from a year ago. We believe the growth and size of our markets, our marketshare upside, our ever expanding product set and our commitment to customer service will allow us to continue to grow revenue at an acceptable rate.
This slide graphs net interest income over the past five quarters. In addition, listed below the graph, are the percent net interest margin and the linked quarter growth in average loans and average earning assets. Our percent net interest margin increased two basis points during the third quarter from 3.60% to 3.62%. Average earning assets increased 10% as average loans registered a 17% increase while average investment securities declined for the fifth consecutive quarter registering a 9% decrease during this quarter.
This focused earning asset growth coupled with strong demand deposit growth enabled us to register a $10 million increase in net interest income during the third quarter despite continued Fed tightening and an ever flattening yield curve. With that said, additional increases in interest rates will continue to challenge our ability to balance our funding needs with our deposit strategy.

As shown here, our net interest margin remains relatively stable given a 100 basis point gradual increase in interest rates and is slightly more asset sensitive when compared with where we were at the end of last quarter. Our long-standing philosophy has been to manage our interest rate sensitivity to a fairly neutral position and let the performance of our core businesses drop to the bottom line rather than attempting to forecast interest rate movements. I continue to believe this to be an especially prudent philosophy given the current interest rate environment.
One of the key components in our ability to grow revenues is our success in expanding our fee businesses. Through last year, you can see we have grown fee income at a ten year annual compound growth rate of 18%. The rate of growth continues to be at a double-digit pace. Our fifteen year compound growth rate is 19% and in the first nine months of this year our fee income was up 12% from the prior year.
Here you can see that most of our fee-based businesses produced solid growth compared to a year ago. Several line items I would note are card and merchant processing fees, insurance commissions, asset management fees and corporate and investment sales, all of which posted double-digit increases from a year ago. In addition, service charges on deposit accounts were up a solid 7% from a year ago and finally, I would note that total non-interest income was up 16% from prior year levels and represents almost 41% of total revenue.
As we continue to experience solid double-digit growth in our fee businesses, our dependence on margin, net interest margin, continues to decline. In 2004, excluding security gains, fee income represented over 39% of our total revenue compared to just 21% back in 1994. In 2001, we surpassed our goal of having fee income represent 30% of total revenue and we reset the bar at 40%. As you can see, fee income during the first nine months of this year has surpassed the 40% mark and we’re looking at resetting the bar once again.
While our primary focus is on revenue growth, we recognize the importance of operating efficiently. As this slide shows, overall expenses were up 10% in the aggregate for the same quarter a year ago and 9% on the linked quarter basis. Most of this increase can be attributed to compensation paid as a result of loan production, deposit generation and fee income growth. More importantly, the strong revenue growth we generated resulted in enhanced operating leverage as our efficiency ratio improved 149 basis points from a year ago to 53.8%.
In addition to the outstanding results produced during the quarter, we also announced our first bank acquisition in almost five years with the signing of a definitive agreement to acquire Fort Worth-based Texas Bank Holding Company, the parent company of Texas Bank. The largest independent bank headquartered in Fort Worth, Texas Bank has experienced outstanding profitable growth and has long been recognized in the Texas market as an organization that provides its customers with a high level of personal service.
In addition to being a well-run company, Texas Bank provided a unique opportunity to fill in the gap in our Texas franchise. As seen on the map, the majority of Texas Bank’s 24 banking centers are concentrated in Fort Worth. While we had built a slight presence in the Fort Worth market, the addition of these banking centers significantly accelerates our expansion within this market and will allow us to more efficiently leverage our current marketing efforts while providing added convenience to our customers.
When combined, we will operate 68 banking centers in the Dallas-Fort Worth/ Arlington MSA and rank fourth in total deposit marketshare. We also believe that this is a low-risk transaction given the size of the transaction, its end market nature and that our expectations call for it to be GAAP accretive in 2006 and thereafter. While no revenue enhancements were used in our assumptions, Texas Bank was primarily a commercial bank and we believe that we can provide additional opportunities in the corporate arena while also leveraging our retail experience. We believe the strategic repositioning we undertook in 1987 when we first started our expansion plan has been a key component through the consistency of both our growth in revenue as well as our earnings growth.

A number that has recently gained popularity, especially among franchises like Compass located in high-growth markets, is the weighted average projected household growth depicted on this slide. Simply put, it weights projected household growth using a franchise’s relative deposits by MSA and the related projected growth of those MSAs. As you can see, out of regional banks with market caps between 5 billion and $15 billion, Compass’ franchise ranks first at 11.3%. The point is we believe we have built a highly attractive franchise in high-growth markets where we can sustain our growth rates.
These pie charts show our deposit and banking office distribution, including the pending acquisition of Texas Bank. As you can see, our center of gravity is clearly Texas, which will represent almost 43% of our franchise by deposits and 40% of our banking offices. Alabama, our home state, now represents 31% of our franchise by deposits and 22% of our banking offices. It is a pretty remarkable transformation given that in 1990, only 15 years ago, Alabama represented 90% of Compass’ franchise.
I find this slide, which gives some information about our markets, fascinating. First, all of our major markets are extremely large and extremely concentrated. Next, the graph shows the projected household percentage growth rate over the five year period ended 2010 for each of our major markets. As you can see, our markets are projected to continue to grow at a very rapid pace. Below the graph in the blue box, we show our deposit marketshare and our rank in deposit marketshare. As you can see, we are not the dominant player in any of our markets. In fact, we typically rank fourth, fifth or sixth in marketshare. Worthy of note is the fact that we compete against pretty much the same megabanks in each of our markets. Namely JPMorgan Chase, Chase Bank, JPMorgan Chase, Bank of America and Wells Fargo.
I mentioned earlier that I believe we have marketshare upside. What I mean by that comment is that in each of our markets we compete against the big three or four on one hand and then a scattering of smaller local banks on the other hand. Our business model is such that we have the same complete product set that our larger competitors have and we have the same high-quality, high touch service philosophy that our smaller competitors have.
To put it another way, I believe we outservice the big guys and outproduct the small guys. Some of you may have heard me present before and if so you have heard me say that I like our positioning in our markets and I believe we continue to have significant marketshare upside.
At Compass, we believe if you can get a consumer’s checking account many good things can happen to you. The same is true for a businesses checking account. First, in the account opening process, you can learn a lot about your customer. Second, you get the chance to cross-sell the customer face-to-face as you open the account. Third, our experience is that once you have their checking account, they tend to bank with you for a long time. For example, the average tenure of an Alabama customer with a checking account is 17 years. Fourth, as CFO, I think it is an excellent source of good, stable, cheap funding.
This slide demonstrates the effectiveness of our DDA sales effort. Over the past five years, we have generated significant growth in new personal checking accounts, which are represented in the chart as red bars, including a record 348,000 accounts last year in 2004. We’re also seeing similar results with our small business customers as well, which are represented in this chart by the blue bars. Again, these are new accounts and in 2004, we added 75,000 new small business checking accounts, a 17% increase over 2003. And you can see we’re having another good year in both categories opening 293,000 new personal checking accounts and 56,000 new small business accounts during the first nine months of this year.
On the liability side of the balance sheet, our story remains pretty much the same. We remain focused on growing non-interest-bearing deposit accounts as these represent the primary relationship of the customer. As a result, non-interest-bearing deposits increased 14% and total deposits were up a like 14% from a year ago to $18.8 billion. The growth in CDs from a year ago reflects the strategy we discussed the beginning in the fourth quarter last year to selectively lock in some longer-term deposits given expectations that interest rates would continue to rise throughout this year.

Also noteworthy during the quarter was the growth in low-cost, interest-bearing transaction accounts, which were up 20% linked quarter. Compass has always had a history of strong credit culture and it starts at the top. At the center of our credit culture is Ray Stone, our Chief Credit Officer. We celebrated Compass’ 40th anniversary last year and Ray has been with Compass for 39 of those years. In addition to Ray, Paul Jones, our Chairman and CEO, is also a member of our Credit Committee that approves all lending relationships of $10 million or more.
Additionally, all relationships between $1 million and $10 million are reported to and reviewed by that committee. The point here is our credit philosophy remains the same year after year in boom times as well as in a soft economy. To give you a historical snapshot of Compass’ credit quality, I’ve graphed two widely used credit quality indicators here, net charge-offs as a percent of average loans, the yellow bar and nonperforming assets as a percentage of average loans and other real estate owned, the red line. The graph starts in 1983 and gives a 23 year picture of these two ratios. Even at the peak of the credit cycle in 1991, net charge-offs for Compass were only 86 basis points.
To put these credit quality indicators in perspective, this slide compares Compass’ nonperforming asset ratio with the Lehman Brothers’ bank peer group over an 11 year period. Compass is represented by the gold bar and the peer group is by the red bar. As this slide demonstrates, Compass’ credit quality has outperformed its peers in good times as well as tough times.
This slide is a presentation of nonperforming assets by loan type. It also shows the ratio of those nonperforming assets to their respective loan portfolios. The short version of the nonperforming asset story at Compass is that at $60 million, nonperforming assets were down for the sixth consecutive quarter and now represent only 29 basis points of loans and ORE. As this slide shows, each of our portfolios continue to perform well. Finally, our reserve coverage, as a percent of nonperforming loans, remains very strong.
Presented here is a breakout of dollar net charge-offs by loan portfolio and net charge-offs as a percent of average loans by portfolio. In the aggregate, net charge-offs were 55 basis points for the quarter compared to 40 basis points for the second quarter of this year. The increase from second-quarter levels was primarily the result of one commercial credit of about $2 million and a return to more normalized levels of net charge-offs in our indirect portfolio following a low level in the second quarter. While elevated from last quarter, year-to-date net charge-offs were only 46 basis points, down from 50 basis points last year.
In addition, in response to the strong loan growth we experienced during the quarter, loan loss provision expense at $34.2 million exceeded net charge-offs by 5.8 million during the quarter and our allowance to loan ratio ended the quarter at 1.25%. While the recent rush to beat the change in bankruptcy law will likely have a temporary effect for all of us in the financial services industry, our current worst-case scenario projects net charge-offs as a percent of average loans for the full year of 2005 no higher than 2004 levels, which if you look were at 51 basis points.
In summary, we don’t see any signs of deterioration in the underlying credit quality in any of our loan portfolios that overly concerns us.
At $20.8 billion, total loans for the third quarter registered solid growth as they were up 792 million from second-quarter levels or 16% annualized. Equally important, both our retail and our corporate portfolios continue to register solid double-digit growth. Total commercial loans at $11.6 billion grew 284 million or 10% annualized. At $9.2 billion, total consumer loans also registered sound growth as they increased $508 million or 23%. In summary, we continue to be encouraged with the solid growth we see in both our retail and our corporate portfolios.
One of the keys to our success in sales and retention is our focus on servicing the customer. On the retail side of the bank, we engage a third party to talk to our customers and determine what is important to them when dealing with their banking institution. They then shop Compass and our competitors for those characteristics. They shop all customer touch points, such as at the teller line, over the phone and so on. The red line on this chart represents Compass’ customer service shops. The blue line represents the composite shops of all of our competitors.

During the last year, we have added almost a dozen new standards based on customer input and implemented a new scoring system. Regardless, as you can see, we consistently score higher than our competitors and the relative size of what I refer to as the service gap continues to widen.
On the corporate side of the house, the story is very similar. Based on research by Greenwich & Associates, our cash management website is the best in our markets. Rated by corporate customers using cash management services, 93% of those surveyed in Houston rated our website either above average or excellent compared with a similar rating for Bank of America at 91%, JPMorgan Chase at 88% and so on. As you can see, even though we have slightly different competitors for this product in each of our markets, we fare pretty well by comparison and our scores are consistent across our markets while our competitors’ scores vary by market.
In addition, Greenwich recently announced the results of their small business survey and Compass received Greenwich Excellence Awards in two categories; overall customer satisfaction nationally and overall customer satisfaction in the West region, which includes our Arizona, Colorado, New Mexico and Texas operations. In summary, we work hard on service and it is paying off.
Before I finish my remarks, I would like to spend just a minute on TheStreet’s 2005 estimates for Compass. Prior to our third-quarter conference call, TheStreet range of earnings per share estimates for Compass were between $3.15 a share and $3.28 a share. Given the $2.42 we have earned through the first nine months of this year, if we were able to repeat our third-quarter performance in the fourth quarter, we would finish the year at a level consistent with the then current Street mean estimate of $3.24.
While we recognize the challenges of an uncertain economic and interest rate environment, we believe Compass’ diversified business mix, our low cost deposit funding base, investments in our distribution network and sales and service culture position us well to meet these challenges. These strengths combined with the momentum of our core businesses and our ability to capitalize on what I refer to as our marketshare upside give us reason to expect that this will be our 18th consecutive year of record earnings.
I will conclude my remarks the way I began. At Compass there are three things we’re especially proud of. Those are our credit quality, our sales and service culture and our consistency. Our total return for the period starting December 31, 1990 and ending October 31, 2005 was 1796% compared with 569% for the Bank Stock index and 394% for the S&P 500 index. Our commitment is to continue to focus on those things that have made us successful and that have rewarded our shareholders. I think we probably a minute.

Kevin Fitzsimmons, Sandler O’Neill & Partners, L.P. — Analyst
We probably, yes, just have a minute for a question or two.

Unidentified Audience Member
The Texas deal was announced several weeks ago. Could you explain the decision to cancel the meetings with investors today?

Gary Hegel, Compass Bancshares — CFO
The Texas Bank acquisition was announced probably a little over a month ago and I guess the question is why did we not have an investor meeting to announce that.

Unidentified Audience Member
Why did you cancel today’s shareholder meetings?

Gary Hegel, Compass Bancshares — CFO
Today, one-on-one meetings? We were unable to get in until later.

Unidentified Audience Member
Let me just ask real quick about M&A. You mentioned a few times that you’ve really been out of the M&A game for the past four or five years. This year, reportedly, you all were in discussions with AMG (ph) and now announcing the Texas Bank acquisition. What should we — should we read that — are those isolated opportunistic situations or are you really back in more of an acquisition mode?

Gary Hegel, Compass Bancshares — CFO
That’s a fair question. As you know, the Texas Bank acquisition is the first bank acquisition we have done in five years. It is simply a fact that we really don’t have to do a bank acquisition. We’re in the markets we want to be in. We have a presence that is sufficient to be successful in the markets we are in and frankly, we are very selective about who we would be interested in for a potential acquisition. You couple that with the relatively high prices properties in good markets have gone for. We just didn’t think it was a good time to be buying banks, especially when our de novo branch effort has been so successful. So the direct answer is you can expect to see more of the same from us and that is we will continue to look in the markets we are in for very selective fill in opportunities.

Unidentified Audience Member
Could it also reflect — is there any — could it reflect the view that de novo expansion may be tougher to get deposit growth than it was in past years?

Gary Hegel, Compass Bancshares — CFO
No, I really don’t think so in our situation. The way we model up our branch locations, we will not invest in a de novo branch site unless our model tells us that that branch will reach profitability in the 12th to 13th month, which I think is pretty quick for a bank. The fact is the number of sites that are available continues to diminish as more banks de novo but we tend to landbank enough future sites to keep us going for probably a year out. We’re always looking for branch sites probably second year out. So for us, it’s just a function of how many can we afford to have coming online that first year and that is part of our strategic business planning process.

Kevin Fitzsimmons, Sandler O’Neill & Partners, L.P. — Analyst
Okay. Please join me in thanking Gary and Compass.